Via Facsimile and U.S. Mail
Mail Stop 6010

January 29, 2008

Mr. Arthur P. Bedrosian
President and Chief Executive Officer
Lannett Company, Inc.
9000 State Road
Philadelphia, PA 19136

> **Re: Lannett Company, Inc.**
> **Form 10-K for Fiscal Years Ended June 30, 2007**
> **File No. 1-31298**

Dear Mr. Bedrosian:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended June 30, 2007

Exhibit 13

Consolidated Statements of Operations, page 5

1.   Notwithstanding your April 3, 2006 response to comment six of our February 27, 2006 comment letter in which you indicate that you consider your product right intangible assets to be associated with marketing agreements, please revise your financial statement presentation to reclassify the amortization of these assets to cost of sales. In addition, please revise your MD&A disclosures to discuss your

gross margins including the amortization of product rights intangibles and include this amortization in your gross profit disclosed in your selected financial data. Alternatively, continue to include the parenthetical disclosure within your cost of sales caption indicating that amortization of intangible assets related to products sold is excluded and remove the gross profit caption and subtotal from your statement of operations presentation and conform your MD&A disclosures, accordingly. Please refer to SAB Topic 11:B.

Note 12: Acquisition of Cody Laboratories, Inc., page 27

2.   You disclose that:
- you acquired the remaining 87.5% of Cody Labs in April 2007 in exchange for $11.7 million in loans receivable from Cody Labs and the contingent issuance of 120,000 unregistered shares of your common stock;
- you recorded an impairment loss of $7.8 million on the loans receivable on March 31, 2007; and
- Cody Labs received an FDA warning letter and stopped operations to remediate their facility from August 2006 through February 2007.

Please address the following comments:

a.   Given your initial 12.5% investment in Cody Labs in July 2005 and your apparent continued funding of their operations during fiscal 2006 and 2007, please explain to us why Cody Labs is not a variable interest entity that you should have consolidated under FIN 46R prior to your acquisition of the remaining 87.5% interest. From your pro forma disclosure on page 28 regarding the acquisition, Cody Labs did not have substantial third-party revenues in fiscal 2006 and 2007 and appears to have been operating primarily or substantially for your benefit.

b.   Under the accounting that you have applied to Cody Labs, please explain to us why it was appropriate to restate your March 31, 2007 Form 10-Q to record your loan receivable impairment as of March 31, 2007 rather than at an earlier date such as when the advances were made, given the apparent FDA manufacturing issues being experienced by Cody Labs. Please reference for us separately the authoritative literature you rely upon to support your accounting. Please also provide us reference to disclosure identifying the filing(s) where you disclosed the reasonably likely impairment for the loans receivable from the date of your acquisition of the 12.5% interest of Cody Labs in July 2005 until you restated the financial statements. If you did not make this disclosure, tell us why with reference to Financial Reporting Codification Section 501.02.

c.   Please explain to us why you did not allocate any of the purchase price for Cody Labs to intangible assets. Please reference the authoritative literature you rely upon to support your accounting.

     d.   Please revise your disclosure in MD&A to clarify whether the FDA has reviewed the remediation efforts at Cody Labs and whether production operations have resumed. In this regard, it appears from your identification of Cody Labs in the "Validated Pharmaceutical Capabilities" section of Business on page 7 that Cody Labs is currently operating under FDA approval.

     e.   Your disclosure here as well as in other portions of your filing makes reference to the use of an independent valuation specialist in connection with your purchase accounting for Cody Labs. While you are not required to make these references, when you do, you must also disclose the name of the independent specialist. In addition, as you incorporate by reference this disclosure into 1933 Securities Act filings, you need to include the consent of the independent specialist in those '33 act filings.

     f.   Please revise your disclosure to clarify what license from a regulatory agency must be received in order to trigger the issuance of 120,000 shares of your common stock. In this regard, please clarify whether this license represents the manufacturing approval of Cody Labs by the FDA that appears to have been received as indicated on page 7.

     g.   Please revise your disclosure to indicate how you will account for the contingent issuance of 120,000 shares of your common stock in the Cody Labs acquisition. Also, please disclose how you consider these shares in your earnings per share computation. Please reference for us separately the authoritative literature you rely upon to support your purchase and earnings per share accounting.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please furnish your letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant